Exhibit 99-2

Form 8-K

Page # of 10

Seacoast Banking Corporation of Florida

Second Quarter 2004 Earnings Conference Call

July 26, 2004

9:30 a.m. ET

Operator:

Good day, ladies and gentlemen, and welcome to Seacoast Banking Corporation’s second quarter earnings conference call.  At this time all participants are in a listen only mode; later we will conduct a question and answer session and instructions will be given at that time.  If anyone should require assistance during the call, please press the “*” then “0” on your telephone keypad.  As a reminder, this conference call is been recorded.  Introducing your host:  Mr. Dennis Hudson, President and Chief Executive Officer of Seacoast Banking Corporation.  Sir you may begin.

Dennis Hudson:

Thank you very much.  Thank you and welcome to Seacoast’s second quarter conference call.  Before we begin, I’d like to direct your attention to the statement contained at the end of the press release regarding forward statements.  During this call we may be discussing certain issues that constitute forward looking statements within the meaning of the Securities and Exchange Act.  Accordingly, these comments are intended to be covered within the meaning of Section 27A of the Act.  With me today are Bill Hahl, our Chief Financial Officer, and Doug Gilbert, Chief Operating Officer and President of our banking subsidiary.  We will all be available to answer any questions which you might have following our prepared remarks.

Seacoast reported earnings for the quarter of 25 cents per share (diluted) up over the 23 cents per share one year earlier, and up as well over the 23 cents earned in the first quarter of this year.  As we’ve been saying for several quarters now, our efforts to expand our margins and reduce our longer term interest rate risk is starting to pay off nicely.  This quarter we are especially proud of our revenue growth, which even exceeded the outstanding performance we reported in the first quarter of this year.  Exceedingly strong conditions here in our markets, combined with our concerted effort to improve our business in commercial loan production, have combined to produce some of the best loan growth we have experienced yet.  Bill is going to discuss this, and more, later in the call.  But let me turn now to our expansion in to new markets and comment on what we see happening today here in Florida.

As most of you know, we operate in some of the fastest growing and wealthiest markets in Florida.  The Treasure Coast, where we operate with 25 offices, is located just north of Palm Beach and is home to Florida's wealthiest residents.  These residents produce the state’s highest per capita income from investment sources.  At the northern end of the Treasure Coast, Vero Beach and Indian River County produce the second highest per capita income of any county in Florida from investment sources.  Here in Martin County, where we’re headquartered, has the distinction of posting the state's highest per capita income from investment sources.  Saint Lucie County, in between, is home to the fastest growing municipality in Florida, the City of Port Saint Lucie, which was recently recognized by one national publication as being the fastest growing city in the United States.  Building permits in Port Saint Lucie have continued to grow at more than double last year's pace.

We’ve always felt that these markets that comprise Florida's Treasure Coast would see a pick-up in population growth as the crowded markets to the south expanded north.  We can now see this happening.  Ten years ago the majority of our in-bound migration came from markets in the northeast quarter of the United States.  These people are still moving here, but today we find that 50 percent or more of our migration is coming from southeast Florida.  In fact we have become the second largest financial institution on the Treasure Coast, and very close, we think, to surpassing Wachovia to be the largest.

I said earlier that 25 of our offices are located in the fast growing Treasure Coast region; well our other offices are located in new markets for Seacoast.  These markets, which we have selected for our geographic expansion, are immediately north and south of our legacy markets.  Most of you know we began an expansion in Palm Beach County a little over a year ago.  This expansion has continued to build momentum with the three offices that we now have opened and another two that are scheduled to come online around year end.  We are also pleased to report that we opened our first office in Brevard County (to the north) this quarter.  These expansions, which began last year, continue to build strong momentum.  In Palm Beach County we have well over $100 million in loan production as well as a solid deposit base.  More importantly, we have a full complement of professional bankers in these new markets and we have seen terrific new business results so far.  We believe that our super-community brand, as expressed in these new markets, clearly works.  Although these numbers are still extremely small relative to the size of these new markets, they have added significantly on an incremental basis to our success here at Seacoast.

I would like to now turn our call over to Bill Hahl, our Chief Financial Officer.  He’s going to further report on our results for the quarter.

Bill Hahl:

Good morning.  Excuse me.  Over the last several quarters, we’ve been reporting better loan and deposit growth while maintaining and growing our low cost funding.  We have maintained in our past calls that our margin should continue to improve over 2004 as earning asset mix improves through higher outstanding loan balances.

Our goal remains to increase our lending capabilities in 2004, and second quarter results have proven a success, with a 23 percent annualized growth in loans compared to 17.5 percent for the first quarter of 2004.  For the last 12 months, outstanding loan balances have increased 21 percent, which has exceeded our expectations for mid to high teen loan growth for all of 2004.  Loan demand and originations in both the Company’s existing and new markets has been exceptional, particularly for commercial real estate and commercial real estate construction loans.  Year-to-date commercial lenders have originated over $140 million in new loans compared to $179 million for all of 2003, which was a record year for the Company.  For the first half of 2004, the trend for loan originations in the Company’s other products has also shown nice increases.  The slides included on our website for this conference call include a comparison of loan originations by quarter for residential mortgages, commercial, consumer and marine finance.  Each loan portfolio’s loan originations have increased over the prior quarter, and when added together total $238 million for the second quarter of 2004, up 40 percent over the first quarter.  Because much of the $85 million in commercial real estate loan originations generated during the second quarter had not funded as of June 30, 2004, the positive trend in loan growth produced over the first half of the year should continue.

Moving on to deposits:  Deposit balances have increased 10.5 percent over the last twelve months, with lower cost savings products increasing 18.3 percent and non-interest bearing deposits rising 27.8 percent over the last 12 months.  This has produced an improvement in the Company’s already low cost funding and is a result of our customer relationship focus and our high quality customer service.  The average cost of interest bearing deposits as a percent of earning assets declined 29 basis points from last year and non-interest bearing deposits now represent 21 percent of total deposits, up 18 percent from a year ago.

The growth in loans and the change in deposit mix resulted in an increase in the Company’s revenues from spread business.  Net interest income increased 392,000 or 12.1 percent annualized in the second quarter, and was up 15 percent for the first six months compared to a year ago.  The net interest margin for the second quarter was four percent, up two basis points from last quarter.  Margin expansion for the remainder of 2004 is dependent upon continued loan growth.  We believe the margin’s projected range of increase, as simulated in our ALCO model, is 8 to 12 basis points, given the present interest rate and economic environment.

Total revenues for the Company increased 13.5 percent, annualized in the second quarter, as a result of the positive loan and deposit metrics mentioned earlier, as well as nice growth from marine finance fees and debit card transaction fees.  Marine loan originations increased 28.9 percent and fees from originations sold totaled $1 million for the quarter, up 30 percent on a quarterly basis.  Revenues from investment management services were in line with expectations and were up 18.7 percent for the first six months compared to the prior year.  Total noninterest income was up 17.5 percent annualized for the second quarter.  Noninterest expenses totaled $11.6 million, were up 6.8 percent from prior year, and were comparable to the first quarter total of $11.5 million.  Both results were in line with expectations.

The Company’s overhead ratio for the quarter was 65.3 percent, as a result of the additional resources needed for the expansion which began last year.  Further branch and market expansion will proceed in 2004 and 2005.  We expect the overhead ratio will remain above our long term target of the low 60s, which we achieved in prior years, until the fourth quarter of 2005.  Earnings per share grew at 9.5 percent from a year ago and our objectives are to produce similar growth over the near term.  The positive growth in loans and deposits has produced higher total revenues, offset by increases in overhead due to the planned market extension.  Once our expansion is completed, our objectives are to grow earnings for the years 2006 to 2009 at higher rates and produce a 15 to 18 percent compounded annual growth rate over the five year period of 2004 through 2009.

I will turn the call back over to Denny for our question and answer period.

Dennis Hudson:

Thank you Bill. At this point we’d like to open the call up for questions, if the moderator can please see if we have any questions.

Operator:

Ladies and gentlemen if you wish to ask a question, please press the “1” key on your telephone keypad.  You may remove yourself from the question queue at any time by pressing the “#” key.  If you are using a speaker phone please lift the handset before asking your question.  Once again, if you have a question please press the “1” key on your telephone keypad at this time.  The first question comes from David Honold with KBW.  Your question please?

David Honold:

Good morning.

Dennis Hudson:

Good morning, David.

David Honold:

Would you talk a little bit more about some of the fee income trends specifically related to services charges in the trust and brokerage business? -- Last quarter is I guess what I’m kind of focused on.

Dennis Hudson:

I’ll start.  Our service charge revenues and trust revenues have been rather flat.  We think we’ll be seeing some nice growth, probably later in the year, in the trust area given some of the new business we’ve booked and the like.  On the service charge side, I would say we, and a lot of banks that you follow, continue to be impacted by the free checking offers out there, and I think that probably retards our ability to grow that.  But it's something we’re concerned about and we’re looking at right now. We have made some effort to moderate those trends and we are looking for a little better result as we go forward, but I think it's going to be a challenging year, there is no doubt, in that area.  Bill, did you have anything further?

Bill Hahl:

No, I think that covers the one area of service charges related to deposit accounts.  There has been the growth in debit card transaction fees and that continues to grow as our customer base continues to expand.

David Honold:

Great, thanks.  And then just as a quick follow-up, could you talk a little bit about the continued improvement in asset quality and where that takes you in terms of a target range for the reserve?

Dennis Hudson:

Well in terms of asset quality, Doug is here with us and Doug may want to comment on that.  We still think positive things there—Doug?

Doug Gilbert:

Yeah, we are seeing nothing but good things happen with the asset quality and our non-performers have declined from a year ago.  Our one big nonperformer—we actually have a sale pending for that; if it happens, we’ll have a small recapture from that and our nonperforming assets brought down significantly.

Dennis Hudson:

…that is provided we close.  I guess Doug’s point is, our nonperformers are at a very low level and are mostly represented by one property which, as indicated, is under contract and, if we get the money, we’ll have a nice report over the next quarter.  But I think, regarding the allowance, given the fact that asset quality continues to be extremely satisfactory (and as you heard, if anything, is going to get better over the next few quarters), we’re continuing to provide fairly modest provisions, entirely driven by growth and the size of the portfolio and mitigated with the improvement in asset quality.  So we continue to feel comfortable with our provision and, at the moment, we continue to see it remain in place or at a similar level that it will track the growth.

David Honold:

Thank you very much.

Dennis Hudson:

Thank you David.

Operator:

We have a question from Barry McCarver with Stephens Incorporated; your question please?

Barry McCarver:

Good morning guys.

Dennis Hudson:

Good morning Barry.

Bill Hahl:

’Morning Barry.

Barry McCarver:

Great quarter.

Dennis Hudson:

Thank you.

Barry McCarver:

Going back to Bill’s comments on the margin for just for a quick second, you talked about the improvement.  I didn't catch what your time frame for that improvement was: whether it was over the course of the year or a couple of quarters.  And then as it relates to that, Denny, you might talk about this a little bit—we’ve talked in the past—we’ve seen a little bit of a pressure on the commercial loans, particularly in the environment you guys are operating in.  Is that the same or has it improved a little bit?

Dennis Hudson:

Pressure in terms of pricing?

Barry McCarver:

Yeah.

Dennis Hudson:

Doug, can you give some commentary there?

Doug Gilbert:

Right—it continues to be a very challenging environment from a competitive stand point.  It is very difficult to price most loans now for risk, but we continue to do a reasonably good job at it.

Bill Hahl:

And, Barry, the margin’s estimated expansion of 8 to 12 basis points is over the remainder of 2004.

Barry McCarver:

Okay, thanks.

Dennis Hudson:

Okay, thanks Barry.

Operator:

We have a question from David Parr with FIG partners.  Your question please?

David Parr:

Hey, you guys.  I was wondering if you could talk a little bit about what you’re seeing in the real estate market locally.  Are you perceiving any noticeable pick-up and speculation, if you’re concerned at all about what might happen to collateral values as rates rise, and if you’re changing your underwriting or down payment criteria because of this?

Dennis Hudson:

I’ll just make a few general comments.  There’s no doubt that there has been an increase in valuation levels over the past couple of years; and in particular, over the last year there has been.  I would say, though, that in these markets, it seems to be justified—being driven by the population growth and increases in demand and the like. We continue to be highly concerned about that and keep our eye on it, particularly in the commercial area, although the price escalation in the commercial area has not been as quite as dramatic as it has been in the residential area.  But it's something that does give us some concern.  We’ve talked a lot about the impact a higher rate environment might have on those collateral values—but as you know, we’re not collateral lenders; we’re cash flow lenders; and we’re constantly looking at the capacity of the borrower to be able to repay the loan.  That's where we start and collateral is simply a secondary source of repayment if we misjudge the capacity of the borrower to repay the loan.  So we think that our underwriting standards are what indeed will hold us in good stead, if we do see a decline in the valuation in the next few years as rates rise.  I point out that rates have already risen, though, and we’ve continued to see very strong demand on the commercial side, as well as the residential side.  Doug, you might have some comments here.

Doug Gilbert:

Well, I think you’ve covered it pretty well Denny.  But, as you mentioned already, if you look at the in-bound migration coming from the south, and you compare the prices down in south with the prices that we still enjoy here on the Treasure Coast, there continues to be a pretty wide spread.  So even though there’s been escalation, the prices are still looking pretty cheap for the folks from the south.

Dennis Hudson:

You know, we’ve gone back and looked at the last major down-turn in Florida in the 1990/1991 period, and you know, we saw some problems, but they weren’t insurmountable.  A lot of the losses in that period on the part of banks and thrifts (particularly on the part of thrifts), was in the commercial real estate area and the commercial side of the business.  I can tell you, Doug and I were here (and Bill), and there were some crazy, crazy things going on in those days, particularly with a lot of thrifts that no longer exist. We just simply don't see that happening today.  So I am not saying there wouldn't be a problem, but I have a hard time imagining it would be as significant as during that period—and it was pretty comfortable period here in Florida.  Did you have another question?

David Parr:

No, that's great.  Thanks.

Doug Gilbert:

Thank you.

Operator:

Again, ladies and gentleman, if you’d like to ask a question please press the “1” key on your telephone key pad at this time.  We have a question from Gary Tenner with SunTrust Robinson Humphrey.  Your question please?

Gary Tenner:

Thanks.  Good morning.

Dennis Hudson:

Good morning Gary.

Gary Tenner:

Question on the new branch in Brevard County, what was the timing on that?

Dennis Hudson:

It opened up within the last month or so, right Doug?

Doug Gilbert:

Right.

Gary Tenner:

Okay, as far as expenses associated with that, were most of those loaded into the second quarter results, or is there going to be much of a difference further?

Bill Hahl:

There's going to be very little difference.

Gary Tenner:

All right.

Doug Gilbert:

It was actually a loan production office which we opened up there.

Gary Tenner:

Okay.

Dennis Hudson:

It’s approved as a branch for accepting deposits, but in essence, it’s a loan production office.  We’ve acquired personnel in that market, are in the process of acquiring more, and are really looking forward to seeing some nice production out of that market.  I’d point out, I didn't really get into it in the opening comments, but our northern market (Indian River County) production team has been, over the last couple of years, involved in a number of activities in Brevard County.  Brevard County is the next county north of Indian River County, and they have been focused on that contiguous county area, if you will.  So this was just a logical extension of that activity in the north—with some new production people added who are actually living in Brevard County.  We think it will continue to help us, as we build asset growth in the next couple of years, to have a growing presence in the Brevard County market.  I point out that, just in general, these markets to the north and south that we are entering (Brevard County and Palm Beach County) are much deeper markets with very large population bases.  Again our strategy has been to focus, from a critical mass standpoint, on the thinner and smaller markets here in the Treasure Coast area and to help support some of the asset growth we need with some of the larger deeper markets to the north and south.  So I think it's a very logical extension for us.  Thank you.

Gary Tenner:

Great, thanks.

Operator:

We have a question from Peyton Green with FTN Midwest Research.  Your question please?

Peyton Green:

Yes, good morning.

Dennis Hudson:

Good morning.

Peyton Green:

On the expenses side, how good do you feel about the accruals you have made on the salary and benefit side versus the second half of the year?  Do you think that there is some opportunity for adjustment downward possibly, or are things coming in as you expected when you talked about first quarter results?

Dennis Hudson:

I would generally say we think things are coming in as expected.  Bill, do you have any further comments about it?

Bill Hahl:

Yes.  Peyton, I think that basically noninterest expenses as a total are flat with the first quarter results, and in line with our expectations.  This is not to say that we won't see some continued growth in both of the categories as we complete our expansion in 2004.  Denny mentioned that we have on-line to open at least one or two branches later in the year.  So we are going to -- we are acquiring some personnel and have been.  So there shouldn’t be a large amount of increase because many of those folks are onboard already.  But we will begin to see some (increase), as the occupancy and so forth begins to take on an impact in the third and fourth quarter—probably more skewed towards the fourth quarter I believe.

Peyton Green:

Okay, so the occupancy and salary numbers should drift up a touch?

Bill Hahl:

Yes.

Peyton Green:

Okay—and on the benefits versus the salaries and wages?  I mean, do you feel pretty comfortable with the salary and wage number and the benefit number with slight escalation over the next couple of quarters?

Bill Hahl:

Yeah.

Peyton Green:

Okay, great.  And then do you have the break-out of residential mortgages at period-end versus commercial real estate at period-end?

Bill Hahl:

You mean the total dollars?

Peyton Green:

Yeah.

Bill Hahl:

Umm --

Peyton Green:

Or I guess if you had the percentages that would be fine also.

Bill Hahl:

Well let's see.  I guess residential real estate is at 28 percent of the total and commercial/ commercial real estate at 47 percent, of which I believe six percent is C&I loans (commercial and industrial).

Peyton Green:

Okay.

Bill Hahl:

Okay.

Peyton Green:

Great, thank you.

Operator:

You have a question from John Pandtle with Raymond James.

Male speaker:

Good morning this is (indiscernible) on behalf of John.  I had one question about the unrealized gains from Q1 to Q2; what was the change in unrealized gain/unrealized loss -- in securities?

Bill Hahl:

You mean how much was it or --?

Male speaker:

Yeah, what was balance at the end of Q1 and what was the balance at the end of Q2?

Bill Hahl:

I don’t have that in front of me.  It seems to me, though, that there was probably depreciation in the investment portfolio during the quarter of -- I would say roughly $4 million.

Male speaker:

Okay.

Bill Hahl:

That’s probably pretty close.

Male speaker:

All right and also, in terms of Wachovia-SouthTrust, do you see any opportunities currently or after the merger is closed, in the next few months, in terms of employees or deposits and loans?

Dennis Hudson:

Well, we’d love to take advantage of anything we can possibly find.  But SouthTrust had very few offices in the Treasure Coast—they had kind of a larger market focus.  They had a few offices in Indian River County, but I believe most of those had been fairly recently acquired and were thrifts that were converting to bank offices.  They had more of a presence in Palm Beach County and we think that is somewhat of an opportunity.  But again, there are probably limited opportunities in terms of the spin-offs and the like with SouthTrust.  It doesn’t look to me like there is going to be too much in Florida, except possibly in the Jacksonville market, and we are still waiting to see what that looks like.  But in the markets we are operating in, I think the opportunity potentially might be more oriented towards some of the personnel that are there -- and we would love to talks with those guys -- some great people with SouthTrust that may be looking for a different kind of a home -- we would love to talk more.

Male speaker:

Okay, thank you very much.

Operator:

You have a question from Gary Tenner with SunTrust Robinson Humphrey.  Your question please?

Gary Tenner:

Thanks, just a follow-up question on the margin.  Bill, you had mentioned the 8 to 12 basis point expansion, potentially, in the second half of the year.  I’m not sure if I heard you talk to what kind of assumption you made as far as additional Fed moves?

Bill Hahl:

That was on the basis that the current interest rate environment would remain in place.  I would say that if there were really substantial increases over the remainder of the year—that the eight basis points would probably be more in line with some amount of Fed movement over the remainder of the year, and 12 (basis points) if there were no more Fed moves and there was no pressure on core deposit pricing.

Gary Tenner:

Okay, thank you.

Bill Hahl:

Okay.

Operator:

At this time we show no further questions and we will turn the conference back to our moderator for any further comments.

Dennis Hudson:

Well thank you very much.  We appreciate your attendance here this morning, and as always, are delighted to talk with you.  We look forward to reporting continued success as we close out the year.  Thank you very much.

Operator:

Thank you ladies and gentlemen.  This does conclude the conference call.  You may now disconnect.